Exhibit 21
SUBSIDIARIES OF FREIGHTCAR AMERICA, INC.

Name of Subsidiary	Percent Ownership by Registrant
JAC Intermedco, Inc	100%
JAC Operations Inc.	100%
Johnstown America Corporation	100%
FreightCar Services, Inc.	100%
JAIX Leasing company	100%
JAC Patent Company	100%
FreightCar Roanoke, Inc.	100%
Titagarh FreightCar Private Limited , Inc.	51%
All subsidiaries are incorporated in Delaware except Titagarh FreightCar Private Limited, Inc. which is incorporated in India.

74